UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                              A.C.T. Holdings, Inc.

                                (Name of Issuer)
                                  COMMON STOCK

                         (Title of Class of Securities)
                                    00088R105

                                 (CUSIP Number)
                                 MICHAEL D. WEST
           381 PLANTATION STREET, WORCESTER, MA 01605, (508) 756-1212


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                JANUARY 31, 2005

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.   00088R105



                 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                      MICHAEL D. WEST
                      ---------------

                 2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a)
                      ----------------------------------------------------

                   (b)
                     -----------------------------------------------------

                 3.   SEC Use Only

                 4.   Source of Funds (See Instructions) OO
                                                        ----

                 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                 6.   Citizenship or Place of Organization U.S.
                                                           ----

Number of        7. Y Sole Voting Power     1,500,500*
                                          -------------
Shares
Beneficially     8.   Shared Voting Power  6,811,146
                                          -----------
Owned by
Each             9. Y Sole Dispositive Power  1,500,000*
                                             ------------
Reporting
Person           10.  Shared Dispositive Power 6,811,146
                                              -----------
With                  * Include number if all options held are exercised, based
                        on options exercisable within 60 days.

                 11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,311,146
                             -----------

                 12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                 13.  Percent of Class Represented by Amount in Row (11)  33.6%
                                                                        -------

                 14.  Type of Reporting Person (See Instructions)
                      IN
                      ---

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ITEM 1.  SECURITY AND ISSUER
----------------------------

This statement relates to shares of the common stock, $.001 par value of A.C.T. Holdings, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 381 Plantation Street, Worcester, MA 01605.


ITEM 2.  IDENTITY AND BACKGROUND
--------------------------------

 (a)       Name:                                 Michael D. West

 (b)       Business Address:                     381 Plantation Street,
                                                 Worcester, MA  01605

 (c)       Present Principal Occupation:         President and Director of the
                                                 Issuer

 (d)       Disclosure of Criminal Proceedings:   Dr. West has not been convicted
                                                 in any criminal proceeding at
                                                 any time.

 (e)       Disclosure of Civil Proceedings:      Dr. West has not been subject
                                                 to any judgement, decree or
                                                 final order enjoining
                                                 violations of or prohibiting or
                                                 mandating activities subject to
                                                 federal or state securities or
                                                 finding any violations with
                                                 respect to such laws.

 (f)       Citizenship:                          Dr. West is a citizen of the
                                                 U.S.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     Dr. West was the holder of options to purchase 1,500,000 shares of common stock in Advanced Cell Technology, Inc., which were converted into options to purchase 1,500,000 shares of Issuer's common stock pursuant to a merger which closed on January 31, 2005.

ITEM 4.  PURPOSE OF TRANSACTION
-------------------------------

     Dr. West was the holder of options to purchase 1,500,000 shares of common stock in Advanced Cell Technology, Inc., which were converted into options to purchase 1,500,000 shares of Issuer's common stock pursuant to a merger which closed on January 31, 2005.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     Dr. West beneficially owns a total of 8,311,146 shares of the Issuer's common stock as follows:

(a) Dr. West was the holder of options to purchase 1,500,000 shares of common stock in Advanced Cell Technology, Inc., which were converted into options to purchase 1,500,000 shares of Issuer's common stock pursuant to a merger agreement which closed on January 31, 2005. All of the options held by Dr. West are immediately exercisable. Dr. West also beneficially owns 6,811,146 shares indirectly as an officer and directors of ACT Group. Dr. West's total beneficial ownership of 8,311,146 shares comprises 33.6% of the Issuer's total issued and outstanding shares.

(b) Should Dr. West exercise all of his options, Dr. West will have sole voting and dispositive power as to the 1,500,000 shares issuable upon exercise and shared voting and dispositive power of 6,811,146 shares which are owned by ACT Group.

(c) Dr. West was the holder of options to purchase 1,500,000 shares of common stock in Advanced Cell Technology, Inc., which were converted into options to purchase 1,500,000 shares of Issuer's common stock pursuant to a merger which closed on January 31, 2005.

(d)  Not Applicable.

(e)  Not Applicable.


ITEM 6.  CONTACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
-------------------------------------------------------------------------------
         SECURITIES OF THE ISSUER
         ------------------------
     Reference is made to the reports on Form 8-K made by the Issuer on January 4, 2005 and February 4, 2005 regarding the transaction in which the Dr. West became entitled to options to purchase 1,500,000 shares of Issuer's common stock and in which ACT Group became entitled to receive 6,811,146 shares of Issuer's common stock pursuant to a merger that closed on January 31, 2005.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
-----------------------------------------

     Reference is made to Exhibit 10 filed as an exhibit to the Issuer's current report on Form 8-K filed January 4, 2005 (if applicable).


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 09, 2005
------------------------------------------------------------
Date




/s/ Michael D. West
------------------------------------------------------------
Michael D. West


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)







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